Filed by Whitney Holding Corporation,
                                                  Commission File No. 000-01026,
                           pursuant to Rule 425 under the Securities Act of 1933

                                                                Subject Company:
                                                    Whitney Holding Corporation,
                                                   Commission File No. 000-01026

    On October 13, 2004, Whitney Holding Corporation and Destin BancShares, Inc. issued the following joint press release:

                           WHITNEY HOLDING CORPORATION
                             228 ST. CHARLES AVENUE
                              NEW ORLEANS, LA 70130

                                  NEWS RELEASE

CONTACT: Thomas L. Callicutt, Jr.                          FOR IMMEDIATE RELEASE
         504-552-4591                                           October 13, 2004

                   WHITNEY TO ACQUIRE DESTIN BANCSHARES, INC.

         New Orleans, Louisiana. Whitney Holding Corporation (NASDAQ-WTNY) announced today the execution of a definitive agreement to acquire Destin Bancshares, Inc., located in Destin, Florida, in a cash and stock transaction. Destin Bancshares is the parent company of Destin Bank, a bank with $470 million in total assets.

         Destin Bank operates 10 banking centers in the Destin, Fort Walton Beach and Pensacola areas of the panhandle of Florida. Frank Burge, Chairman, President and Chief Executive of Destin Bancshares, said "We are excited to become an important part of such an historic, yet growing, franchise like Whitney, which has the same values and service standards that Destin Bank is known for."

         William L. Marks, Chairman and Chief Executive Officer of Whitney, stated "We are pleased to increase our presence in the rapidly growing Florida panhandle region with the addition of Destin Bank's customers and locations. Frank Burge and his talented and experienced team of bankers already have the qualities and values that are embodied in the Whitney Banker, and we are proud to welcome them to the Whitney family."

         Consummation of the acquisition is subject to completion of due diligence by Whitney, the approval by the shareholders of Destin Bancshares, receipt of appropriate regulatory

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approvals, and satisfaction of certain other conditions. Destin Bancshares will continue to operate independently until the merger is finalized sometime in the first quarter of 2005.

         Whitney Holding Corporation, through its banking subsidiary, Whitney National Bank, serves the five-state Gulf Coast region stretching from Houston, Texas; across southern Louisiana and the coastal region of Mississippi; to central and south Alabama; the panhandle of Florida; and the Tampa Bay metropolitan area of Florida.

         Whitney expects to file a Registration Statement on Form S-4 and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). This document will also serve as a proxy statement/prospectus for shareholders of Destin Bancshares. WE URGE SHAREHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain the documents free of charge at the SEC's website www.sec.gov. In addition, documents filed with the SEC by Whitney will be available free of charge from Investor Relations, Whitney Holding Corporation, P.O. Box 61260, New Orleans, LA 70161-1260 or 504-586-3627. PLEASE READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE PROPOSED MERGER.
                                      ---
         This press release may contain "forward-looking statements" within the meaning of, and pursuant to , the safe-harbor provisions of the Private Securities Litigation reform Act of 1995. Forward-looking statements, which are made in good faith, are based upon numerous assumptions, some of which may be specifically described with respect to a particular statement. Some of the more important assumptions include statements about the benefits of the merger between Destin Bancshares and Whitney, including future financial and operating results, Whitney's and Destin Bancshares' plans, objectives, expectations and intentions. Additionally, other assumptions include expectations about overall economic conditions, expectations about the movement of interest rates, reliance on existing or anticipated changes in laws and regulations, and expectations about the nature and level of competition and changes in customer behavior and preferences. Because it is uncertain whether future conditions and events will confirm these assumptions, there is a risk that future results will differ materially from what is stated in or implied by such forward-looking statements. Whitney cautions the reader to consider this risk. Whitney undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or for any other reason.

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